Exhibit 99.2

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

Trading Symbol: TSX – OLE
December 21, 2012	OTC/BB – OLEPF
Website: www.oromin.com

OROMIN ARRANGES $5 MILLION LOAN FACILITY

Vancouver, B.C. – Oromin Explorations Ltd. (the “Company”) is pleased to announce that it has entered into a term sheet dated December 21, 2012 with Sprott Resource Lending Corp. (“Sprott Lending”) pursuant to which Sprott Lending is to provide the Company with a $5 million credit facility (the “Facility”), subject to the finalization of a Facility agreement.

The one year Facility will bear interest at 12% per annum, compounded and payable monthly. In consideration for the Facility, Sprott Lending will be paid a structuring fee of $50,000 and will be issued 750,000 common shares of the Company at a deemed price of $0.75 per share. The common shares will be subject to a four month hold period. All amounts outstanding under the Facility will be repayable in the event of a change of control of the Company. The Facility will be secured by a fixed and floating charge and specific registration over all of the assets of the Company.

The Facility will be used for the development of the OJVG project as well as for general corporate purposes. Toll Cross Securities Inc. provided financial consulting services in connection with the Facility.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

”Chet Idziszek”
Chet Idziszek, President and CEO

Forward Looking Statements: The above contains forward-looking statements regarding a credit facility. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in the Management Discussion and Analysis of the Company. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.